NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

10 September 2018

Simplification of the corporate structure of RELX Group becomes effective

RELX Group announces the completion of the simplification of its corporate structure by which its previous dual parent company structure has been simplified to a single parent company, RELX PLC. Dealings in new RELX PLC shares commence today on the London Stock Exchange, Euronext Amsterdam and the New York Stock Exchange.

Following the admission of 930,780,110 new RELX PLC shares, RELX PLC's capital today consists of 2,055,549,527 ordinary shares of 14 51/116 pence each. RELX PLC holds 79,735,620 ordinary shares in Treasury, representing 3.9% of the total. The voting rights attaching to shares held in Treasury are not exercisable.

Therefore, the total number of shares with exercisable voting rights in RELX PLC is 1,975,813,907. This figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest, or a change to their interest, in RELX PLC under the FCA's Disclosure and Transparency Rules.

For further information, please contact:

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724

Cautionary note

This Announcement does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this Announcement. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations.

The release, publication or distribution of this Announcement in jurisdictions other than the UK, the Netherlands and the US may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the UK, the Netherlands or the US should inform themselves about, and observe, any applicable requirements. Failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdiction. This Announcement has been prepared to comply with UK, Dutch and US law and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the UK, the Netherlands and the US.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the RELX Group intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the RELX Group products and services; competitive factors in the industries in which the RELX Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and, historically, of RELX N.V. with the US Securities and Exchange Commission.

NOTES FOR EDITORS

RELX Group is a global provider of information and analytics for professional and business customers across industries. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs about 30,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX.